SPHERE 3D CORPORATION
("Corporation")

FORM OF PROXY ("PROXY")

Annual and Special Meeting
September 16, 2013 at 10:00 am (Eastern)
XChange Conference Centre, 121 King Street West, Suite 1760, Toronto, Ontario
("Meeting")

RECORD DATE: August 7, 2013
CONTROL NUMBER: <CONTROL NUMBER>
SEQUENCE #: <SEQ#> - <CUSIP> - <ACCT#>
FILING DEADLINE FOR PROXY: September 12, 2013 at 10:00 am (Eastern)

VOTING METHODS	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	EQUITY FINANCIAL TRUST COMPANY 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Eric Kelly, Chairman** of the Corporation, whom failing **T. Scott Worthington, Chief Financial Officer**, or failing both of them **Peter Tassiopoulos, Chief Executive Officer** ("Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) thereof in accordance with voting instructions, if any, provided below.

<MS#>
<HOLDER REGISTATION1>
<HOLDER ADDRESS1>
<HOLDER ADDRESS2>
<HOLDER ADDRESS3>
<CITY>, <PROV> <POSTAL CODE>
<COUNTRY>

<SHARES>
<PROXY #>
(<BAR CODE>)

*** SEE VOTING GUIDELINES ON REVERSE ***

RESOLUTIONS - MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Number of Directors — FOR / AGAINST

To Set the Number of Directors at 6. ☐ ☐

2. Election of Directors

		FOR	WITHHOLD			FOR	WITHHOLD
a)	Peter Ashkin	☐	☐	d)	Eric Kelly	☐	☐
b)	Mario Biasini	☐	☐	e)	Jason Meretsky	☐	☐
c)	Glenn Bowman	☐	☐	f)	John Morelli	☐	☐

3. Appointment of Auditors — FOR / WITHHOLD

Appointment of **Collins Barrow Toronto LLP** as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

4. Approval of Amendment of the Corporation's Stock Option Plan — FOR / AGAINST ☐ ☐

BE IT RESOLVED THAT:
1. the Corporation's Amended and Restated Stock Option Plan (the "Plan"), as amended, be approved and confirmed;
2. all unallocated options issuable pursuant to the Plan, from time to time, are hereby approved and authorized for issuance; and
3. any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute, and, if appropriate, deliver all documents and instruments and to do all other things as in the opinion of such director or officer as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of such action.

5. Ratification of Prior Option Award — FOR / AGAINST ☐ ☐

BE IT RESOLVED THAT:
1. the Kelly Options be ratified, approved and confirmed; and
2. any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute, and, if appropriate, to deliver all documents and instruments and to do all other things as in the opinion of such director or officer as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of such action.

6. Additional Changes to the Corporation's Stock Option Plan by Disinterested Shareholders — FOR / AGAINST ☐ ☐

BE IT RESOLVED THAT:
1. the Corporation's Amended and Restated Stock Option Plan (the "Plan"), as amended, be approved and confirmed and that Section 4.13(a)(i), (ii) and (iii) of the Plan be deleted.
2. any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute, and, if appropriate, deliver all documents and instruments and to do all other things as in the opinion of such director or officer as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of such action.

PLEASE PRINT NAME	*Signature of Registered owner(s)*	*Date (MM/DD/YYYY)*

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED.**

EQUITY Equity Financial Trust Company

Proxy Voting - Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **Each shareholder has the right to appoint a person other than Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the shareholders of the Corporation.
7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by Equity Financial Trust Company* before the ***Filing Deadline for Proxies***, noted overleaf or in the case of any adjournment of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.
8. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the shareholder may be required to provide documentation evidencing the signatory's power to sign the proxy.

Investor inSite

Equity Financial Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
www.tmxequitytransferservices.com/investorinsite

Click on, "*Login to Investor inSite*" and complete the registration form under "*Register Online Now*". Call us toll free at 1-866-393-4891 with any questions.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I HEREBY CERTIFY that I am a security holder of the Corporation, and as such, request that you provide me with the following:

☐ **Annual Financial Statement with MD&A** ☐ **Interim Financial Statements with MD&A**

If you are casting your vote online and wish to receive financial statements, please fax this side to (416) 595-9593.

<HOLDER REGISTATION1>
<HOLDER ADDRESS1>
<HOLDER ADDRESS2>
<HOLDER ADDRESS3>
<CITY>, <PROV> <POSTAL CODE>
<COUNTRY>

SPHERE 3D CORPORATION
FISCAL YEAR – 2013